Delphi Financial Group, Inc.
                                  1105 North Market Street, Suite 1230
                                  P.O. Box 8985
                                  Wilmington, Delaware 19899

                                        VIA EDGAR SYSTEM

					October 14, 2008

Mr. James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549

Re:Delphi Financial Group, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2007 ("2007 Form 10-K") Form 10-Q for the Fiscal Quarter Ended June 30, 2008 ("June 2008
    Form 10-Q")
    File No. 001-11462

Dear Mr. Rosenberg:

This letter will respond to the comments contained in your letter dated September 22, 2008 (the "Comment Letter") relating to Delphi Financial Group, Inc.'s (the "Company") filings referenced above. This letter is being submitted on today's date rather than yesterday's date, as had been indicated in our letter of September 29, 2008, because the EDGAR system was unavailable yesterday due to the federal holiday. For your convenience, the text of each of those comments is set forth below, followed by the related response.

Comment:

2007 Form 10-K

Item 7. Management's Discussion and Analysis of Financial
Condition and Results of Operations

Critical Accounting Policies and Estimates

Deferred Acquisition Costs, page 40

1.	We believe your disclosure regarding the amortization of deferred acquisition costs could be improved to better explain the judgments and uncertainties surrounding the estimate and potential impact on your financial statements. Please revise your disclosures to:

       -Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
       -Discuss how management has adjusted each of the key assumption(s) used in calculating the current year amortization given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
       -Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these items at December 31, 2007 and for the year then ended and on future operations. Applying a hypothetical basis point change to a key assumption and stating the impact it would have would not accomplish the objective of providing the effect of reasonably likely changes.

Response:

The Company will include supplemental disclosures addressing the judgments and uncertainties relating to the amortization of the Company's deferred acquisition costs in its future Form 10-K filings. In order to illustrate the nature of these disclosures, the text of the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates
- Deferred Acquisition Costs" as it would appear in the Company's
Form 10-K for the fiscal year ended December 31, 2008 (the "2008
Form 10-K"), subject to future events, is set forth below. Changes or additional disclosures, as compared with the corresponding section in the 2007 Form 10-K, are in bold text in the version of this letter filed simultaneously herewith in PDF format (the "PDF Format Version") in order to facilitate your review. With regard to the bracketed amounts in the last sentence of the third paragraph of this section, please note that these amounts represent those relating to December 31, 2007, and will be replaced with the actual amounts relating to December 31, 2008 in the 2008 Form 10-K.

"Deferred Acquisition Costs. Costs related to the acquisition of new insurance business, such as commissions, certain costs associated with policy issuance and underwriting, and certain sales support expenses, are deferred when incurred. The unamortized balance of these deferred acquisition costs is included in cost of business acquired on the consolidated balance sheet. Effective January 1, 2007, the Company adopted the American Institute of Certified Public Accountants
Statement of Position ("SOP") 05-1, "Accounting by Insurance
Enterprises for Deferred Acquisition Costs in Connection With
Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts not addressed by previous guidance, including group insurance contracts. It defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. The Company made an after-tax reduction to its retained earnings at January 1, 2007, the date of adoption of SOP 05-1, in the amount of $82.6 million, which represents the net reduction in the deferred policy acquisition cost from internal replacements included in cost of business acquired on the consolidated balance sheet. See Note A to the Consolidated Financial Statements.

Deferred acquisition costs related to group life, disability and accident products, which total $___ million at December 31, 2008, are amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the present value of annual expected premium income to the present value of the total expected premium income. Persistency, which measures the rate at which the Company's policyholders elect to renew their insurance policies (taking into account the effect of internal replacements pursuant to SOP 05-1), was the sole key assumption used in calculating the amortization of deferred acquisition costs for the Company's group life, disability and accident products in 2008, 2007 and 2006. The actual persistency of these products has not fluctuated significantly in recent years, nor has the level of future persistency of these products assumed by the Company for purposes of such calculations.
Deferred acquisition costs related to casualty insurance products, which totaled $__ million at December 31, 2008, are amortized ratably over the period in which the related premium is earned, which is generally one year.

Deferred acquisition costs related to annuity products, which totaled $__ million at December 31, 2008, are amortized over the anticipated lives of the annuity policies in relation to the expense margins. The amortization is a constant percentage of estimated future gross profits based on the ratio of the present value of amounts deferred as compared to the present value of estimated future gross profits. The key assumptions utilized in the Company's estimates of future gross profits in 2008, 2007 and 2006 relate to the underlying annuity policies' future crediting rates and persistency, the Company's future yield on investments supporting the policies and level of expense necessary to maintain the policies over their entire lives. Adjustments are made, generally on an annual basis, to reflect the actual gross profits to date as compared to assumed experience and any changes in the remaining expected future gross profits. As a result of this process, known as "unlocking", the Company records an adjustment to its deferred acquisition costs balance in order to reflect any changes in the amounts reflected in its key assumptions.
A negative adjustment results in a corresponding benefit to net income, while a positive adjustment results in a corresponding charge to net income. Changes in the Company's deferred acquisition cost balance due to unlocking were $__ million, $1.5 million and $(1.6) million for the 2008, 2007 and 2006 years; as such, the results of unlocking did not materially impact the Company's results of operations or financial condition in any of such years.
Based on past experience, future changes in the Company's deferred acquisition costs balance resulting from changes in the levels of the related key assumptions are not anticipated to be material to the Company's results of operations or financial condition. However, if significant changes of this type were to occur in the future, such changes could result in a large unlocking event which could be material to the Company's results of operations and financial condition. If estimated gross profits for all future years on business in force at December 31, 2008 were to increase or decrease by 10%, the deferred policy acquisition costs balance at December 31, 2008 would increase, in the first case, by $[3.2] million or decrease, in the second case, by $[3.8] million.

The unamortized balance of deferred policy acquisition costs related to certain asset accumulation products is adjusted for the impact on estimated future gross profits as if net unrealized appreciation and depreciation on available for sale securities had been realized at the balance sheet date. The impact of this adjustment, net of the related income tax expense or benefit, is included in net unrealized appreciation and depreciation as a component of other comprehensive income or loss in shareholders' equity.

Deferred acquisition costs are charged to current earnings to the extent that it is determined that future premiums or estimated gross profits will not be adequate to cover the amounts deferred. The amortization of deferred acquisition costs totaled $__ million, $80.7 million and $78.7 million in 2008, 2007 and 2006, respectively. These amounts represented __%, 59% and 33% of the total amounts of the deferred acquisition cost balances outstanding at the beginning of the respective periods."

Comment:

Financial Statements

Note B - Investments, page 64

2.	Please disclose the types of securities and the amounts that are guaranteed by third parties along with their credit rating with and without the guarantee from the third parties for all the applicable securities. Please also disclose any significant concentration in the financial guarantor, including both direct exposure (i.e. investment in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response:

The Company will include additional disclosures relating to its holdings of securities guaranteed by third parties and direct investments in such parties in Note B to the Consolidated Financial Statements to be contained in the Company's Form 10-Q for the fiscal quarter ended
September 30, 2008 (the "September 2008 Form 10-Q") and in future
Form 10-K filings. The Company will also include disclosures of this type in future Form 10-Q filings if the underlying information has materially changed from that contained in the then most recent Form 10-
K filing. Following is the form of such disclosures, utilizing, solely for illustrative purposes, the relevant amounts as in effect at June 30, 2008. The actual amounts to be included therein will be based upon those in effect at September 30, 2008.

"At September 30, 2008, the Company held insured municipal fixed maturity securities in the amount of approximately $779.4 million, which represented approximately 16% of the Company's total invested assets. These securities had a weighted average credit rating of "AA" by nationally recognized statistical rating organizations at September 30, 2008. Without giving effect to the credit enhancement provided by the insurance, the weighted average credit rating of these securities at such date by nationally recognized statistical rating organizations was "A". Insurers of significant portions of the various municipal fixed maturity securities held by the Company at September 30, 2008 included MBIA Insurance Corporation ($195.6 million), Financial Security Assurance
Inc. ($160.5 million), Financial Guaranty Insurance Company ($152.4 million) and Ambac Financial Group, Inc. ($127.9 million). At
September 30, 2008, the Company did not have significant holdings of credit enhanced asset-backed or mortgage backed securities, nor did it have any significant direct investments in the guarantors of the municipal fixed maturity securities held by the Company at September
30, 2008."

Comment:

Form 10-Q for the quarter ended June 30, 2008

Note C - Fair Value Measurements, page 12

3.	In regards to the fair value of your investments please disclose the following:

       -The significant judgments you made in classifying a
        particular financial instrument in the fair value hierarchy; -The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e. illiquid); and -Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

Response:

The Company will supplement its disclosures in the September 2008
Form 10-Q to address the significant judgments used to determine an instrument's classification in the fair value hierarchy, its criteria for assessing the active or inactive status of the market for a financial instrument and the effects of liquidity on valuation. The additional disclosures will appear in Notes A and C to the Consolidated Financial Statements. Changes to the relevant portion of Note A, as compared with that contained in the June 2008 Form 10-Q, are in bold text in the PDF Format Version in order to facilitate your review. The language to be added to Note C, as reflected below, is not in bold text in the PDF Format Version since it will be additive, rather than modifying any of the other paragraphs of Note C.


"Note A - Significant Accounting Policies

Fair Value Measurements. As of January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," which addresses the manner in which the fair value of companies' assets and liabilities should be measured under GAAP. SFAS No. 157 provides a common definition of fair value and establishes a framework for conducting fair value measures under GAAP, but this statement does not supersede existing guidance on when fair value measures should be used. This standard also requires companies to disclose the extent to which they measure assets and liabilities at fair value, the methods and assumptions they use to measure fair value, and the effect of fair value measures on their earnings. SFAS No.157 establishes a fair value hierarchy of three levels based upon the transparency and availability of information used in measuring the fair value of assets or liabilities as of the measurement date. The levels are categorized as follows:

Level 1- Valuation is based upon quoted prices for identical assets or liabilities in active markets. Level 1 fair value is not subject to valuation adjustments or block discounts.

Level 2 - Valuation is based upon quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active. In addition, the Company may use various valuation techniques or pricing models that use observable inputs to measure fair value.

Level 3 - Valuation is generated from techniques in which one or more of the significant inputs are not observable. These inputs may reflect the Company's estimates of the various assumptions that market participants would use in valuing the financial assets and financial liabilities.

For these purposes, the Company determines the existence of an active market for an asset or liability based on its judgment as to whether transactions for the asset or liability occur in such market with sufficient frequency and volume to provide reliable pricing information. In February 2008, the FASB issued Staff Position ("FSP")
FAS 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 until January 1, 2009 for certain nonfinancial assets and nonfinancial liabilities. This deferral is not applicable to financial assets and financial liabilities. The adoption of SFAS No. 157 did not have a material effect on the Company's financial condition or results of operations. The Company's fair value measurements are described further in Note C."

"Note C - Fair Value Measurements

The Company's investments in fixed maturity securities available for sale, equity securities available for sale, trading account securities, assets held in the separate account and securities sold, not yet purchased are carried at fair value. The methodologies and valuation techniques used by the Company in accordance with SFAS No. 157 to value its assets and liabilities measured at fair value are described below. For a discussion of the SFAS No. 157 framework, see Note A.

Instruments included in fixed maturity securities available for sale include mortgage-backed and corporate securities, U.S. Treasury and other U.S. government guaranteed securities, securities issued by U.S. government-sponsored enterprises, and obligations of U.S. states, municipalities and political subdivisions. The market liquidity of each security is taken into consideration in the valuation technique used to value such security. For securities where market transactions involving identical or comparable assets generate sufficient relevant information, the Company employs a market approach to valuation. If sufficient information is not generated from market transactions involving identical or comparable assets, the Company uses an income approach to valuation. The majority of the instruments included in fixed maturity securities available for sale are valued utilizing observable inputs; accordingly, they are categorized in either Level l or Level 2 of the fair value hierarchy described in Note A. However, in instances where significant inputs utilized are unobservable, the securities are categorized in Level 3 of the fair value hierarchy.

The inputs used in the valuation techniques employed by the Company are provided by nationally recognized pricing services, external investment managers and internal resources. To assess these inputs, the Company's review process includes, but is not limited to, quantitative analysis including benchmarking, initial and ongoing evaluations of methodologies used by external parties to calculate fair value, and ongoing evaluations of fair value estimates based on the Company's knowledge and monitoring of market conditions.

Mortgage-backed securities include U.S. agency securities, collateralized mortgage obligations and commercial mortgage-backed securities. The Company uses various valuation techniques and pricing models to measure the fair value of these instruments, including option-adjusted spread models, volatility-driven multi-dimensional single cash flow stream models and matrix correlation to comparable securities.
The majority of the Company's investments in mortgage-backed securities are valued using observable inputs and therefore categorized in Level 2 of the fair value hierarchy. The remaining mortgage-backed securities are valued using varying numbers of non-binding broker quotes or a discount rate adjustment technique based on internal assumptions for expected cash flows and appropriately risk-adjusted discount rates. These methodologies rely on unobservable inputs and thus these securities are categorized in Level 3 of the fair value hierarchy.

Corporate securities primarily include fixed rate corporate bonds, floating and variable rate notes and securities acquired through private placements. Corporate securities also include certain hybrid financial instruments consisting of principal protected notes, the return on which is based upon the return of various investment funds organized as limited partnerships and limited liability companies, which notes are carried at fair value with changes in such fair value, positive or negative, included in net investment income. These hybrid financial instruments had a fair value of $___ million at September 30, 2008. The Company uses recently executed transactions, market price quotations, benchmark yields and issuer spreads to arrive at the fair value of its investments in corporate securities. The majority of the corporate securities, other than securities acquired through private placements, are categorized in Level
2 of the fair value hierarchy. Private placement corporate securities, including among others hybrid financial instruments, are valued with cash flow models using yield curves, issuer-provided information and material events as key inputs. As these inputs are generally unobservable, private placement securities are categorized in Level 3 of the fair value hierarchy.

U.S. Treasury and other U.S. government guaranteed securities include U.S. Treasury bonds and notes, Treasury Inflation Protected Securities ("TIPS") and other U.S. government guaranteed securities. The fair values of the U.S. Treasury securities and TIPS are based on quoted prices in active markets and are generally categorized in Level 1 of the fair value hierarchy. Other U.S. government guaranteed securities are valued based on observable inputs including interest rate yield curves, maturity dates, and credit spreads relating to similar instruments. Accordingly, these securities are generally categorized in Level 2 of the fair value hierarchy.

U.S. government-sponsored enterprise securities include issues of medium term notes by U.S. government-sponsored enterprises. The
Company uses recently executed transactions, market price quotations, benchmark yields and issuer spreads to arrive at the fair value of these instruments. These inputs are generally observable and these securities are generally categorized in Level 2 of the fair value hierarchy.

Obligations of U.S. states, municipalities and political subdivisions primarily include bonds or notes issued by U.S municipalities. The Company values these securities using recently executed transactions, spreads, benchmark curves including treasury benchmarks, and trustee reports. These inputs are generally observable and these securities are generally categorized in Level 2 of the fair value hierarchy.

Other investments held at fair value primarily consist of equity securities available for sale and trading account securities. These investments are primarily valued at quoted active market prices and are therefore categorized in Level 1 of the fair value hierarchy. For private equity investments, since quoted market prices are not available, the transaction price is used as the best estimate of fair value at inception. When evidence is believed to support a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by Company management are based on assessments of each underlying investment, incorporating, among other things, the evaluation of financing and sale transactions with third parties, expected cash flows, material events and market-based information. These investments are included in Level 3 of the fair value hierarchy.

Assets held in the separate account represent funds invested in a separately administered variable life insurance product for which the policyholder, rather than the Company, bears the investment risk. These assets are invested in a limited liability company that invests in entities which trade in various financial instruments.

Other liabilities measured at fair value include securities sold, not yet purchased. These securities are valued using the quoted active market prices of the securities sold and are categorized in Level 1 of the fair value hierarchy."

Comment:

4.	Describe in more detail the techniques and disclose the assumptions used to determine the fair value of investments. If you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financials statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

       -The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
       -The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in the financial statements;
       -Whether, and if so, how and why, you adjusted quotes or
        prices you obtained from brokers and pricing services;
       -The extent to which the brokers or pricing services are
        gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
       -Whether the broker quotes are binding or non-binding; and -The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response:

The Company will include disclosure in future filings, beginning with the September 2008 Form 10-Q, to describe in more detail the techniques and assumptions used to determine the fair value of its investments, which disclosure will address various of the related informational items enumerated above. In this regard, please refer to the additional and supplemental disclosures to be contained in Note C to the Consolidated Financial Statements which are set forth in the Company's response to Item 3 above.

Comment:

5.	You disclose on page 21 that your investment portfolio includes investments in investment funds organized as limited partnerships and limited liability companies, trading account securities and hybrid financial instruments which totaled $491 million at June 30, 2008.
In your 2007 Form 10-K on page 42, you disclose that your investments in limited partnerships and limited liability companies are reflected in your financial statements under the equity method and that the fair value of these investments are based on values provided by the respective investment managers. You also disclose on page 71 of your Form 10-K that the carrying value and the market value of other investments which include the investment funds organized as limited partnerships and limited liability companies are the same. Please disclose the factors that you considered in concluding that the carrying value of the investment funds organized as limited partnerships and limited liability companies determined under the equity method of accounting was equivalent to their fair value. Please also disclose the valuation methodologies employed to verify the reasonableness of your assumption that the carrying value approximates the fair value of these investments.

Response:

The Company's investments in investment funds organized as limited partnerships and limited liability companies are reflected in the Company's financial statements under the equity method of accounting.
In determining the fair value of the Fund investments for purposes of the footnote disclosure required by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company concluded that the values of the Fund investments calculated using the equity method of accounting were reflective of the fair market values of such investments. The Company will add supplemental disclosure relating to these valuation matters in Note G to the Consolidated Financial Statements - Fair Values of Financial Instruments in future Form 10-K filings. In order to illustrate the nature of such disclosure, set forth below is the relevant portion of Note G, with such disclosure indicated in bold text in the PDF Format
Version:

"The fair values for fixed maturity securities and short-term investments have been obtained from broker-dealers, nationally recognized statistical organizations and, in the case of certain structured notes, by reference to the fair values of the underlying investments. Securities acquired through private placements in the Company's fixed maturity and equity securities portfolio that are not actively traded in a liquid market and do not have other mechanisms for their sale totaled $___ million and $144.2 million at December 31, 2008 and 2007, respectively. The
Company estimates the fair value of these securities primarily by comparison to similar securities with quoted market prices. If quotes are not available on similar securities, the Company estimates fair value based on recent purchases or sales of similar securities or other internally prepared valuations. Key assumptions used in this process include the level of risk-free interest rates, risk premiums, and performance of underlying collateral, if applicable. In certain cases, estimates of the fair value of investments managed by third party investment managers are based on values provided to the Company by such managers. All such investments are classified as available for sale. The Company's ability to liquidate these investments in a timely manner, if necessary, may be adversely impacted by the lack of an actively traded market. Historically, the Company has not realized amounts on dispositions of non-marketable investments materially in excess of the gain or loss amounts estimated by the Company under this valuation methodology. The Company believes that its estimates reasonably reflect the fair values of these securities; however, had there been an active market for these securities during the applicable reporting periods, the market prices may have been materially different than the amounts reported. The carrying values for all other invested assets approximate fair values based on the nature of the investments. Other invested assets include investment funds organized as limited partnerships and limited liability companies which are reflected in the Company's financial statements under the equity method of accounting. In determining the fair value of such investments for purposes of this footnote disclosure, the Company concluded that the value calculated using the equity method of accounting was reflective of the fair market value of such investments. The investment portfolios of the funds in which the fund investments are maintained vary from fund to fund, but are generally comprised of liquid, publicly traded securities that have readily determinable market values and which are carried at fair value on the financial statements of such funds, substantially all of which are audited annually. The amount that an investor is entitled to receive upon the redemption of its investment from the applicable fund is determined by reference to such security values. The Company utilizes the financial statements furnished by the funds to determine the values of its investments in such funds and the carrying value of each such investment, which is based on its proportionate interest in the relevant fund as of the balance sheet date. The carrying values of separate account assets and liabilities approximate their fair value." Finally, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (267) 256-3684. Thank you for your time and attention.

					Very truly yours,

					/s/ THOMAS W. BURGHART

					Thomas W. Burghart
					Senior Vice President and Treasurer

cc:   Chad Coulter
      Joel Parker
      Gus Rodriguez